[UBS SECURITIES LLC LETTERHEAD]

March 12, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brion Thompson

Re:	PIMCO Income Strategy Fund II

Registration Statement on Form N-2 (File Nos. 333-164388 and 811-21601)

Dear Mr. Thompson:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, UBS Securities LLC, as the dealer manager of this offering, hereby joins the above-referenced registrant in requesting that the effective date of such Registration Statement be accelerated so that it will be declared effective by 9:00 a.m., Eastern time, on March 17, 2010, or as soon thereafter as possible.

Yours truly,

UBS SECURITIES LLC

By: /s/ Sara Roccisano

Sara Roccisano

Director

By: /s/ Ashley Park

Ashley Park

Associate Director